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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              QuadraMed Corporation
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    74730W101
                                 --------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a). Name of Issuer: QuadraMed Corporation.

Item 1(b). Address of Issuer's Principal Executive Offices:
           80 East Sir Frances Drake Boulevard., Suite 2A, Larkspur, CA 94939

Item 2(a). Names of Persons Filing: New Enterprise Associates V, Limited
           Partnership ("NEA V") and The Silverado Fund I, Limited Partnership ("Silverado") (collectively, the "Funds"); NEA Partners V, Limited Partnership ("NEA Partners V"), which is the sole general partner of NEA V, and NEA Silverado Partners I, Limited Partnership ("Silverado Partners"), which is the sole general partner of Silverado (collectively, the "GPLP's"); and Frank A. Bonsal, Jr. ("Bonsal"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Arthur
           J. Marks ("Marks"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall") (collectively, the "General Partners"). Bonsal, Dorman, Kramlich, Marks, McConnell and Newhall are individual general partners of NEA Partners V. Bonsal, Kramlich, Marks and Newhall are individual general partners of Silverado Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 4.    Ownership.

           Not applicable.

Item 5.    Ownership of Five Percent or Less of a Class.

           Each Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of QuadraMed Corporation.

           All other items of this Schedule 13G remain the same as reported on the Schedule 13G dated as of February 10, 1997 and filed on behalf of the Reporting Persons with respect to the Common Stock of QuadraMed Corporation, except to reflect that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock of QuadraMed Corporation.



                                Page 2 of 6 Pages

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 1998


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By: NEA PARTNERS V, LIMITED PARTNERSHIP

    By:             *
       _______________________________________
         Charles W. Newhall III
         General Partner


NEA PARTNERS V, LIMITED PARTNERSHIP

By:                 *
   ___________________________________________
   Charles W. Newhall III
   General Partner


THE SILVERADO FUND I, LIMITED PARTNERSHIP

By: NEA SILVERADO PARTNERS I, LIMITED PARTNERSHIP

    By:             *
       _______________________________________
       Charles W. Newhall III
       General Partner

NEA SILVERADO PARTNERS I, LIMITED PARTNERSHIP

By:                 *
  ____________________________________________
  Charles W. Newhall III
  General Partner


                               Page 3 of 6 Pages

                    *
______________________________________________
Frank A. Bonsal, Jr.


                    *
______________________________________________
C. Richard Kramlich


                    *
______________________________________________
Arthur J. Marks


                    *
______________________________________________
Thomas C. McConnell


                    *
______________________________________________
Charles W. Newhall III




                                       *By: /s/ Nancy L. Dorman
                                            ____________________________________
                                            Nancy L. Dorman, in her individual
                                            capacity and as Attorney-in-Fact

________________________________________________________________________________

This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                               Page 4 of 6 Pages

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT


      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of QuadraMed Corporation.

      EXECUTED as a sealed instrument this 10th day of February, 1998.


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By: NEA PARTNERS V, LIMITED PARTNERSHIP

    By:             *
       _______________________________________
       Charles W. Newhall III
       General Partner


NEA PARTNERS V, LIMITED PARTNERSHIP

By:                 *
   ___________________________________________
   Charles W. Newhall III
   General Partner


THE SILVERADO FUND I, LIMITED PARTNERSHIP

By: NEA SILVERADO PARTNERS I, LIMITED PARTNERSHIP

By:                 *
   ___________________________________________
   Charles W. Newhall III
   General Partner


NEA SILVERADO PARTNERS I, LIMITED PARTNERSHIP

By:                 *
   ___________________________________________
  Charles W. Newhall III
  General Partner


                               Page 5 of 6 Pages

                    *
______________________________________________
Frank A. Bonsal, Jr.


                    *
______________________________________________
C. Richard Kramlich


                    *
______________________________________________
Arthur J. Marks


                    *
______________________________________________
Thomas C. McConnell


                     *
______________________________________________
Charles W. Newhall III



                               *By: /s/ Nancy L. Dorman
                                    ____________________________________________
                                    Nancy L. Dorman, in her individual
                                    capacity and as Attorney-in-Fact


--------------------------------------------------------------------------------

This Agreement was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.



                                Page 6 of 6 Pages